SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE NINE HUNDRED AND THIRTIETH MEETING OF THE
BOARD OF DIRECTORS

November 12, 2020, at 11 a.m., horas, the undersigned members of the Company’s Board of Directors listed below met via video conferencing at the call of the Chairman of the Board of Directors, Mario Engler Pinto Junior, on an extraordinary basis, pursuant to the caput and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Issuer” or “Company”), located at Rua Costa Carvalho, nº 300, Pinheiros, in the city and state of São Paulo, decided on the only matter on the agenda, “Approval of the conditions applicable to the 27th issue of simple, unsecured debentures, not convertible into shares, in up to three (3) series for public distribution, with restricted placement efforts, as per Instruction 476 of the Brazilian Securities and Exchange Commission (“CVM”) of January 16, 2009, as amended (“Debentures”, “Offering” or “Issue” and “CVM Instruction 476”, respectively), giving the floor to Rui de Britto Álvares Affonso, Economic, Finance and Investor Relations Officer, and to Mario Azevedo de Arruda Sampaio, Funding and Investor Relations Superintendent, to present the matter, based on the Executive Board’s Resolution 0380/2020, of November 10, 2020, FI Internal Communication 055/2020, of November 6, 2020, and on the Power Point presentation, all of which were filed at the meeting’s electronic folder. Pursuant to paragraph 1 of article 59 of Law 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), and items XIX an XXII of article 14 of the Bylaws, the Board members unanimously approved the conditions applicable to the Offering, as described below, which will be detailed and regulated by the respective Debenture indenture:

1.        Issuer: Companhia de Saneamento Básico do Estado de São Paulo – SABESP.

2.        Total Issue Amount: The total Issue amount will be one billion reais (R$1,000,000,000.00) on the Issue Date (as defined below), and as per the Debenture indenture (“Indenture”).

3.        Number of Series: The Issue will be carried out in up to 3 (three) series. The Debentures will be allocated between the series of the Issue using the communication vessels system, where the number of Debentures of any series should be deducted from the total number of Debentures, thus limiting the number of Debentures to be allocated in the other series, so that the sum of Debentures allocated in each series actually issued should correspond to the total number of Debentures object of the Issue. A maximum of four hundred thousand (400,000) First Series Debentures should be issued (as defined below) (“Communicating Vessels System”). The Debentures object of the Offering distributed under the first series are hereinafter referred to as “First Series Debentures”, the Debentures object of the Offering distributed under the second series are hereinafter referred to as “Second Series Debentures” and the Debentures object of the Offering distributed under the

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third series are hereinafter referred to as “Third Series Debentures”, and, together with the First Series Debentures and the Second Series Debentures, the “Debentures”.

4.        Placement and Distribution Procedure: The Debentures will be subject to public distribution, with restricted placement efforts, pursuant to CVM Instruction 476, under a firm placement guarantee to be provided by institutions that are part of the securities distribution system (“Coordinators”, whereby the lead intermediary institution is the “Lead Coordinator”), individually and not jointly, in the limit of their share, for the Debentures, in the total amount of one billion reais (R$1,000,000,000.00), under the “Private Agreement Instrument of Coordination, Placement and Public Distribution of Simple and Unsecured Debentures, Not Convertible into Shares, in up to Three Series, under a Firm Placement Guarantee, of the 27th Issue of Companhia de Saneamento Básico do Estado de São Paulo – SABESP”, to be entered into between the Issuer and the Coordinators (“Distribution Agreement”). Partial Debenture distribution is not allowed. The Offering distribution plan shall be subject to the procedure described in CVM Instruction 476 and the provisions of the Distribution Agreement. To this end, the Coordinators may approach a maximum of up to seventy-five (75) Professional Investors, as defined in articles 9-A and 9-C of CVM Instruction 539, of November 13, 2013, as amended (“CVM Instruction 539”), and the Debentures may be subscribed or acquired by a maximum of fifty (50) Professional Investors. Upon subscription and payment of the Debentures, each Professional Investor will sign a statement including, among others, that they: (i) carried out their own analysis regarding the Issuer’s payment capacity; (ii) are aware that, among others, (a) the Offering was not registered with CVM, (b) the Offering must be registered with ANBIMA, and (c) the Debentures are subject to trading restrictions, as provided for in the Indenture and applicable regulation; and (iii) expressly agree with all the terms and conditions of the Issue and Offering.

5.        Bookbuilding Process: The bookbuilding process, organized by the Coordinators, with no minimum or maximum lots, will be carried out in order to determine demand for the Debentures, as per article 3 of CVM Instruction 476 at a maximum number of four hundred thousand (400,000) First Series Debentures (“Bookbuilding Process”) so as to define, together with the Issuer: (i) the number of series of the Issue; (ii) the number of Debentures to be allocated in each Issue series, as per the Communicating Vessels System; and (iii) the Remuneration of the First Series (as defined below), the Remuneration of the Second Series (as defined below) and the Remuneration of the Third Series (as defined below). The result of the Bookbuilding Process will be ratified through an amendment to the Indenture, duly approved by a corporate act of the Issuer’s Board of Directors, with no need for any additional corporate approval by the Debenture Holders at a Debenture Holders’ General Meeting (“DHGM”).

6.        Deposit for Distribution and Trading: The Debentures will be deposited for: (a) distribution in the primary market through the MDA – Asset Distribution Module (“MDA”), managed and operated by B3 S.A. – Brasil, Bolsa, Balcão – CETIP UTVM Segment (“B3”), and financially settled by B3; and (b) trading in the secondary market through CETIP21 – Securities (“CETIP21”), managed and operated by B3, with negotiations financially settled and the Debentures held in electronic

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custody at B3. Notwithstanding what is described in this item, the Debentures may only be traded in regulated securities markets after ninety (90) days from each date of subscription or acquisition by a Professional Investor, as per article 13 of CVM Instruction 476, and provided that the Issuer meets the obligations set forth in article 17 of CVM Instruction 476, in item II of article 13 of CVM Instruction 476 in case of exercise of firm guarantee by the Coordinators, and in the caput of article 15 of CVM Instruction CVM 476 regarding Debenture trading, as well as the exception set forth in its paragraph 1, as applicable.

7.        Allocation of Proceeds: The proceeds from the Issue will be used to refinance financial commitments due in 2021 and to recompose the Issuer’s cash.

8.        Issue Date: For all legal purposes, the Debenture issue date will be December 15, 2020 (“Issuance Date”).

9.        Type, Format and Convertibility: The Debentures shall be registered and book-entry, simple, i.e. not convertible into shares issued by the Company, and without the issue of certificates or provisional certificates.

10.     Type: Unsecured.

11.     Term and Maturity Date: First Series Debentures will mature in three (3) years as from the Issue Date, i.e. December 15, 2023 (“First Series Maturity Date”), Second Series Debentures will mature in five (5) years as from the Issue Date, i.e. December 15, 2025 (“Second Series Maturity Date”) and Third Series Debentures will mature in seven (7) years as from the Issue Date, i.e. December 15, 2027 (“Third Series Maturity Date” and, together with the First Series Maturity Date and the Second Series Maturity Date, “Debentures Maturity Dates”). Except in the events of: (i) redemption of First Series Debentures, Second Series Debentures and Third Series Debentures, as applicable, in case of lack or inapplicability of rate, as provided for in the Indenture; (ii) Optional Acquisition (as defined below), (iii) Total Early Redemption (as defined below), (iv) Optional Extraordinary Amortization of the Debentures (as defined below), (v) Early Redemption Offer (as defined below), and/or (vi) early maturity of the Debentures, as provided for in the Indenture, the Issuer undertakes to: (a) on the First Series Maturity Date, pay the First Series Debentures at their Face Value or balance of the Face Value, as applicable, plus First Series Remuneration and any due and unpaid amounts, calculated as per the Indenture; (b) on the Second Series Maturity Date, pay the Second Series Debentures at their Face Value or balance of the Face Value, as applicable, plus Second Series Remuneration and any amounts due and unpaid, calculated as per the Indenture; and (c) on the Third Series Maturity Date, pay the Third Series Debentures at their Face Value or balance of the Face Value, as applicable, plus Third Series Remuneration and any amounts due and unpaid, calculated as per the Indenture.

12.     Face Value: The face value of the Debentures will be R$1,000.00 (one thousand reais) on the Issue Date (“Face Value”).

13.     Guarantee: None.

14.     Number of Debentures: One million (1,000,000) Debentures, in up to three (3) series. The number of Debentures to be allocated in each series will be defined in accordance with the

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Bookbuilding Process. At the most four hundred thousand (400,000) First Series Debentures will be issued.

15.     Amortization of the Face Value: Except in the events of: (i) redemption of First Series Debentures, Second Series Debentures and Third Series Debentures, as applicable, in case of lack or inapplicability of rate, as provided for in the Indenture; (ii) Optional Acquisition (as defined below), (iii) Total Early Redemption (as defined below), (iv) Optional Extraordinary Amortization of the Debentures (as defined below), (v) Early Redemption Offer (as defined below), and/or (vi) early maturity of the Debentures, as provided for in the Indenture, the Issuer undertakes to: (a) pay the Face Value of First Series Debentures (or balance of the Face Value of First Series Debentures, as applicable) in a single installment, on the First Series Maturity Date; (b) the balance of the Face Value of Second Series Debentures will be amortized in two (2) installments, the first one on December 15, 2024, corresponding to fifty percent (50.0000%) of the balance of the Face Value of Second Series Debentures and the second on the Second Series Maturity Date, corresponding to one hundred percent (100.0000%) of the balance of the Face Value of Second Series Debentures; and (c) the balance of the Face Value of Third Series Debentures will be amortized in two (2) installments, the first one on December 15, 2026, corresponding to fifty percent (50.0000%) of the balance of the Face Value of Third Series Debentures and the second on the Third Series Maturity Date, corresponding to one hundred percent (100.0000%) of the balance of the Face Value of Third Series Debentures.

16.     Remuneration:

16.1. Monetary Restatement of the Debentures. The Face Value of the Debentures will not be restated using any index.

16.2 Remuneration:

(a) Remuneration of First Series Debentures: First Series Debentures will be entitled to remuneration (“First Series Remuneration”) corresponding to one hundred percent (100%) of the accumulated variation of the average daily rate of one-day over extragrupo DI interbank deposits (“DI Rate”), expressed as an annual percentage, based on two hundred and fifty-two (252) Business Days, calculated and disclosed by B3 S.A. – Brasil, Bolsa, Balcão, in the daily bulletin available on its website (http://www.b3.com.br), plus a spread or surcharge to be defined in the Bookbuilding Process, limited to one point six percent (1.60%) per year, based on two hundred and fifty-two (252) Business Days. First Series Remuneration will be calculated exponentially and cumulatively pro rata temporis, per Business Days elapsed, on the Face Value of First Series Debentures (or balance of the Face Value of First Series Debentures, as applicable), from the First Payment Date (as described below) or the last Payment Date of First Series Remuneration (as described below), as applicable, and paid at the end of each Profitability Period (as defined below). The calculation of First Series Remuneration will be carried out according to the formula described in the Indenture;

(b) Remuneration of Second Series Debentures: Second Series Debentures will be entitled to remuneration (“Second Series Remuneration”) corresponding to one hundred percent (100%) of

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the accumulated variation of the DI Rates, expressed as an annual percentage, based on two hundred and fifty-two (252) Business Days, calculated and disclosed by B3 S.A. – Brasil, Bolsa, Balcão, in the daily bulletin available on its website (http://www.b3.com.br), plus a spread or surcharge to be defined in the Bookbuilding Process, limited to one point eight percent (1.80%) per year, based on two hundred and fifty-two (252) Business Days. Second Series Remuneration will be calculated exponentially and cumulatively pro rata temporis, per Business Days elapsed, on the Face Value of Second Series Debentures (or balance of the Face Value of Second Series Debentures, as applicable), from the First Payment Date or the last Payment Date of Second Series Remuneration, as applicable, and paid at the end of each Profitability Period. The calculation of Second Series Remuneration will be carried out according to the formula described in the Indenture;

(c) Remuneration of the Third Series Debentures: Third Series Debentures will be entitled to remuneration (“Third Series Remuneration” and, together with First Series Remuneration and Second Series Remuneration, “Remuneration”), corresponding to one hundred percent (100%) of the accumulated DI Rates, expressed as annual percentage, based on two hundred and fifty-two (252) Business Days, calculated and disclosed by B3 S.A. – Brasil, Bolsa, Balcão, in the daily bulletin available on its website (http://www.b3.com.br), plus a spread or surcharge to be defined in the Bookbuilding Process, limited to two point twenty-five percent (2.25%) per year, based on two hundred and fifty-five (252) Business Days. Third Series Remuneration will be calculated exponentially and cumulatively pro rata temporis, per Business Days elapsed, on the Face Value of Third Series Debentures (or balance of the Face Value of Third Series Debentures, as applicable), from the First Payment Date or the last Payment Date of Third Series Remuneration, as applicable, and paid at the end of each Profitability Period. The calculation of Third Series Remuneration will be carried out according to the formula described in the Indenture;

(d) Profitability Period: In order to calculate First Series Remuneration, Second Series Remuneration and Third Series Remuneration, the “Profitability Period” is defined as the period of time starting on the First Payment Date, including this date, of the respective series, in the case of the first Profitability Period, or the prior Remuneration Payment Date, including this date, in the case of the other Profitability Periods, and ending on the Remuneration Payment Date, excluding this date, corresponding to said period.

17.     Payment of Remuneration: Except in the events of: (i) redemption of First Series Debentures, Second Series Debentures and Third Series Debentures, as applicable, in case of lack or inapplicability of rate, as provided for in the Indenture; (ii) Optional Acquisition (as defined below), (iii) Total Early Redemption (as defined below), (iv) Optional Extraordinary Amortization of the Debentures (as defined below), (v) Early Redemption Offer (as defined below), and/or (vi) early maturity of the Debentures, as provided for in the Indenture, the amounts corresponding to First Series Remuneration, Second Series Remuneration and Third Series Remuneration must be paid semi-annually, on the 15th of December and June of each year, the first payment due on June 15, 2021 and the last one due on the First Series Maturity Date, in the case of First Series Debentures, on the Second Series Maturity Date, in the case of Second Series Debentures and on the Third Series

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Maturity Date, in the case of Third Series Debentures (each of them a “Remuneration Payment Date”).

18.     Payment Location: The payments to which the Debentures are entitled will be made by the Issuer on the respective maturity date using, as applicable: (a) the procedures adopted by B3, for Debentures held in electronic custody at B3; and/or (b) the procedures adopted by the Bookkeeping Agent for Debentures not held in electronic custody at B3 (“Payment Location”).

19.     Extension of Terms: The terms referring to the payment of any obligation related to the Debentures shall be considered extended until the first (1st) subsequent Business Day, if the maturity date falls on a day on which there is no commercial or banking business hours at the Payment Location or in the city of São Paulo, state of São Paulo, without any increase to the amounts payable, except when payments must be carried out through B3, in which case there will only be extension when the payment date falls on a national holiday, a Saturday and/or a Sunday.

20.     Default Charges: Without prejudice to the Remuneration, in case of late payment of any amount due to Debenture Holders, the overdue debts will be subject to non-compensatory late charge of two percent (2%) on the amount due and interest for late payment calculated from the date of default until the actual payment date, at the rate of one percent (1%) per month on the overdue amount, regardless of any notice, notification or court or out-of-court notification, in addition to expenses incurred by the Debenture Holders for the collection of their credits (“Default Charges”).

21.     Subscription Price and Payment: The Debentures will be paid in cash upon subscription, in local currency, in the primary market, at their Face Value on the first payment date (“First Payment Date”) and, if the Debentures are paid in more than one date, those that are not paid-in on the First Payment Date must be paid at their Face Value plus Remuneration, calculated pro rata temporis from the First Payment Date to the date of actual payment, using eight (8) decimal places and no rounding up or down, and the subscription price on the First Payment Date and subsequent payment dates may incur premium or discount, provided that, if applicable, the premium or discount will be the same for all Debentures of the respective series in each payment date.

22.     Renegotiation: The Debentures shall not be renegotiated.

23.     Proof of Ownership of Debentures: The Issuer will not issue certificates or provisional certificates for the Debentures. For all legal purposes, the ownership of the Debentures will be proven by a statement issued by the bookkeeping agent. In addition, a statement issued by B3 in name of the Debenture Holder, for Debentures held in electronic custody at B3, will be considered as proof of ownership of the Debentures.

24.     Risk Rating: The Issuer will contract a first-tier risk rating agency (Standard & Poor’s, Moody’s or Fitch Ratings) to assign a rating to the Debentures.

25.     Optional Acquisition: The Issuer may, at any time, acquire the Debentures, as per paragraph 3 of article 55 of Brazilian Corporation Law (“Optional Acquisition”), for: (i) an amount equal to or lower than their respective Face Value, and such fact must be included in the Management Report and the Issuer’s financial statements; or (ii) an amount higher than their

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respective Face Value, provided that it complies with any rules issued by CVM, including the terms of CVM Instruction 620, of March 17, 2020 (“CVM Instruction 620”). The Debentures acquired by the Issuer, according to this item, may, at the Issuer’s discretion, be: (i) cancelled, subject to a resolution by the Issuer; (ii) held in treasury by the Issuer; or (iii) once again placed on the market, observing the trading restrictions provided for in CVM Instruction 476. The Debentures acquired by the Issuer to be held in treasury under the terms of this item, if and when placed again on the market, will be entitled to the same Remuneration of the other Debentures of the respective series.

26.     Total Early Redemption:

26.1 The early redemption of First Series Debentures may occur any time, at the Issuer’s Discretion,, as from the twenty-fourth (24th) month from the Issue Date, i.e. December 15, 2022, including this date, for all First Series Debentures (“Total Early Redemption of First Series Debentures”). The Total Early Redemption of First Series Debentures shall occur upon payment of the Face Value of First Series Debentures (or balance of the Face Value of First Series Debentures, as applicable), plus First Series Remuneration, calculated pro rata temporis from the First Payment Date or last Payment Date of First Series Remuneration, as applicable, until the date of actual redemption and other charges due and unpaid until said date, plus premium to First Series Debenture Holders, equivalent to zero point three percent (0.30%) per year, for the Remaining Period (as defined in the Indenture), to be paid to First Series Debenture Holders, as per procedure adopted by B3, for First Series Debentures held in electronic custody at B3, or by the Bookkeeping Agent, for First Series Debentures not held in electronic custody at B3, calculated based on the formula described in the Indenture.

26.2 The early redemption of Second Series Debentures may occur any time, at the Issuer’s discretion, as from the fortieth (40th) month from the Issue Date, i.e. April 15, 2024, including this date, for all Second Series Debentures (“Total Early Redemption of Second Series Debentures”). The Total Early Redemption of Second Series Debentures shall occur upon payment of the Face Value of Second Series Debentures (or balance of the Face Value of Second Series Debentures, as applicable), plus Second Series Remuneration, calculated pro rata temporis from the First Payment Date or last Payment Date of Second Series Remuneration, as applicable, until the date of actual redemption and other charges due and unpaid until said date, plus premium to Second Series Debenture Holders, equivalent to zero point three percent (0.30%) per year, for the Remaining Period (as defined in the Indenture), to be paid to Second Series Debenture Holders, as per procedure adopted by B3, for Second Series Debentures held in electronic custody at B3, or by the Bookkeeping Agent, for Second Series Debentures not held in electronic custody at B3, calculated based on the formula described in the Indenture.

26.3       The early redemption of Third Series Debentures may occur any time, at the Issuer’s Discretion,, as from the sixtieth (60th) month from the Issue Date, i.e. December 15, 2025, including this date, for all Third Series Debentures (“Total Early Redemption of Third Series Debentures” and, together with Total Early Redemption of First Series Debentures and Total Early Redemption of Second Series Debentures, “Total Early Redemption”). The Total Early Redemption

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of Third Series Debentures shall occur upon payment of the Face Value of Third Series Debentures (or balance of the Face Value of Third Series Debentures, as applicable), plus Third Series Remuneration, calculated pro rata temporis from the First Payment Date or last Payment Date of Third Series Remuneration, as applicable, until the date of actual redemption and other charges due and unpaid until said date, plus premium to Third Series Debenture Holders, equivalent to zero point three percent (0.30%) per year, for the Remaining Period (as defined in the Indenture), to be paid to Third Series Debenture Holders, as per procedure adopted by B3, for Third Series Debentures held in electronic custody at B3, or by the Bookkeeping Agent, for Third Series Debentures not held in electronic custody at B3, calculated based on the formula described in the Indenture.

27.     Optional Extraordinary Amortization:

27.1       The optional extraordinary amortization of the Face Value of First Series Debentures (or balance of the Face Value of First Series Debentures, as applicable), limited to ninety percent (90%), may occur any time, at the Issuer’s discretion, as from the twnety-fourth (24th) month from the Issue Date, i.e. December 15, 2022, including this date, for all First Series Debentures, on a proportional basis (“Optional Extraordinary Amortization of First Series Debentures”). The Optional Extraordinary Amortization of First Series Debentures shall occur upon payment of (i) portion of the Face Value of First Series Debentures (or portion of the balance of the Face Value of First Series Debentures, as applicable) to be amortized, plus First Series Remuneration on the portion to be amortized, calculated pro rata temporis from the First Payment Date or last Payment Date of First Series Remuneration, as applicable, to the actual date of the Optional Extraordinary Amortization of First Series Debentures and other charges due and unpaid until the aforementioned date; and (ii) premium corresponding to zero point three percent (0.30%) per year, for the Remaining Period (as defined in the Indenture), on the value indicated in item “(i)” above, calculated based on the formula described in the Indenture.

27.2       The optional extraordinary amortization of the Face Value of Second Series Debentures (or balance of the Face Value of Second Series Debentures, as applicable), limited to ninety percent (90%), may occur any time, at the Issuer’s discretion, as from the fortieth (40th) month from the Issue Date, i.e. April 15, 2024, including this date, for all Second Series Debentures, on a proportional basis (“Optional Extraordinary Amortization of Second Series Debentures”). The Optional Extraordinary Amortization of Second Series Debentures shall occur upon payment of (i) portion of the Face Value of Second Series Debentures (or portion of the balance of the Face Value of Second Series Debentures, as applicable) to be amortized, plus Second Series Remuneration on the portion to be amortized, calculated pro rata temporis from the First Payment Date or last Payment Date of Second Series Remuneration, as applicable, to the actual date of the Optional Extraordinary Amortization of Second Series Debentures and other charges due and unpaid until the aforementioned date; and (ii) premium corresponding to zero point three percent (0.30%) per year, for the Remaining Period (as defined in the Indenture), on the value indicated in item “(i)” above, calculated based on the formula described in the Indenture.

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27.3       The optional extraordinary amortization of the Face Value of Third Series Debentures (or balance of the Face Value of Third Series Debentures, as applicable), limited to ninety percent (90%), may occur any time, at the Issuer’s discretion, as from the sixtieth (60th) month from the Issue Date, i.e. December 15, 2025, including this date, for all Third Series Debentures, on a proportional basis (“Optional Extraordinary Amortization of Third Series Debentures”). The Optional Extraordinary Amortization of Third Series Debentures shall occur upon payment of (i) portion of the Face Value of Third Series Debentures (or portion of the balance of the Face Value of Third Series Debentures, as applicable) to be amortized, plus Third Series Remuneration on the portion to be amortized, calculated pro rata temporis from the First Payment Date or last Payment Date of Third Series Remuneration, as applicable, to the actual date of the Optional Extraordinary Amortization of Third Series Debentures and other charges due and unpaid until the aforementioned date; and (ii) premium corresponding to zero point three percent (0.30%) per year, for the Remaining Period (as defined in the Indenture), on the value indicated in item “(i)” above, calculated based on the formula described in the Indenture.

28.     Early Redemption Offer: The Issuer may, at its sole discretion, offer total early redemption of the Debentures of one, two or all series, to all Debenture Holders of all series or to all the Debenture Holders of the respective series to be redeemed, as established by the Issuer, at its sole discretion, without distinction, ensuring the Debenture Holders the prerogative to accept or not the redemption of the Debentures held by them, as per the Indenture and applicable law, including, but not limited to, Brazilian Corporation Law (“Early Redemption Offer”), as provided for in the Indenture.

29.     Early Maturity: The early maturity of the Debentures shall be subject to the events and terms to be provided for in the Indenture.

The Board of Directors also authorized the members of the Company’s Executive Board, pursuant to legal and statutory provisions, to perform any and all acts related to the 27th issue of simple, unsecured debentures, not convertible into shares, in up to two (3) series, including, but not limited to, negotiating and executing the Indenture and any amendments thereto, including the amendment to the Indenture that will ratify the result of the Bookbuilding Process, as well as the Distribution Contract, sign all documents and perform all acts necessary for this purpose, being also able to define, together with the Coordinators, the number of series of the Issue and the number of Debentures to be actually issued in each series, respecting the maximum number of First Series Debentures, and establish the Remuneration of the Debentures, after the completion of the Bookbuilding Process to be carried out by the Coordinators, within the limits and parameters established herein. Finally, the Board of Directors ratified all the acts related to the 27th issue previously performed by the Executive Board.

After the floor was opened and there were no other pronouncements, the Chairman, Mario Engler Pinto Junior, adjourned the meeting for the drawing up of these minutes, which were read, found to be in compliance, signed by me, Marialve de Sousa Martins, Executive Secretary of the Board of

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Directors, and by the following attending Board members: MARIO ENGLER PINTO JUNIOR, BENEDITO PINTO FERREIRA BRAGA JUNIOR, CLAUDIA POLTO DA CUNHA, EDUARDO DE FREITAS TEIXEIRA, FRANCISCO LUIZ SIBUT GOMIDE, FRANCISCO VIDAL LUNA, LUCAS NAVARRO PRADO, REINALDO GUERREIRO, WALTER LUIS BERNARDES ALBERTONI and WILSON NEWTON DE MELLO NETO.

This is a free English translation of the minutes drawn up in the Book of Minutes of the Company's Board of Directors.

São Paulo, November 12, 2020.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 19, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.